Exhibit 12.1

AMKOR TECHNOLOGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)

Earnings
Income (loss) before income taxes	$251,159	$126,523	$(425,688)	$234,837	$182,494
Equity in earnings of unconsolidated affiliate	(6,435)	(2,373)	—	—	—

Income (loss) before income taxes and equity in earnings of unconsolidated affiliate	244,724	124,150	(425,688)	234,837	182,494
Interest expense	96,340	110,747	120,513	134,819	160,909
Amortization of debt issuance costs	4,505	4,649	4,466	5,326	7,250
Interest portion of rent (1)	5,450	5,879	6,559	6,452	5,583

	$351,019	$245,425	$(294,150)	$381,434	$356,236

Fixed Charges
Interest expense	$96,340	$110,747	$120,513	$134,819	$160,909
Amortization of debt issuance costs	4,505	4,649	4,466	5,326	7,250
Interest portion of rent	5,450	5,879	6,559	6,452	5,583

	$106,295	$121,275	$131,538	$146,597	$173,742

Ratio of earnings to fixed charges (2)	3.3	2.0	—	2.6	2.1

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $425.7 million of earnings in 2008.